

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

Via E-Mail
Dale E. Messick
Chief Financial Officer
Luna Innovations Incorporated
1 Riverside Circle, Suite 400
Roanoke, VA 24016

> **Re:** **Luna Innovations Incorporated**
> **Form 10-K**
> **Filed March 29, 2013**
> **File No. 000-52008**

Dear Mr. Messick:

We have reviewed your response letter dated September 6, 2013 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 1. Business, page 1
Intellectual Property, pages 6-7

We note your response to our prior Comment 1. Please provide more proposed disclosure regarding the description of your "Siemens Patent" and "NASA Patents" to identify which jurisdictions, other than the United States, have issued "related foreign patents."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Darren DeStefano
        Cooley LLP
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        Reston, VA 20190-5656